

Mail Stop 3233

April 19, 2016

Via Email
C. Taylor Pickett
Chief Executive Officer
Omega Healthcare Investors, Inc.
200 International Circle, Suite 3500
Hunt Valley, MD 21030

> **Re:** **Omega Healthcare Investors, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed February 29, 2016**
> **File No. 001-11316**
>
> **Form 8-K**
> **Filed February 10, 2016**
> **File No. 001-11316**

Dear Mr. Pickett:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed February 29, 2016

Consolidated Statements of Operations, page F-4

1.   We note that you present basic net income available to common stockholders, but diluted net income on a consolidated basis. Please tell us why you believe this complies with ASC 260-10-45-11A, which states that for purposes of computing EPS in consolidated financial statements (both basic and diluted), if one or more less-than-wholly-owned subsidiaries is included in the consolidated group, income from continuing operations and

net income shall *exclude* the income attributable to the noncontrolling interest in subsidiaries.

Note 3 – Properties

Aviv Merger, page F-19

2.   Please clarify why the value of shares and OP units exchanged in the Aviv merger ($2,276,260) differs from the amount disclosed as the fair value of merger consideration ($3,908,528).

Form 8-K filed February 10, 2016

Exhibit 99.1

3.   Please characterize "Funds from operations available to common stockholders" as "Funds from operations" in future filings to the extent that net income attributable to noncontrolling interest is included in the measure.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   • staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   • the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities